                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K

(Mark One)
[X]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
             ACT OF 1934

                    For the fiscal year ended AUGUST 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the transition period from                 to
                               ---------------    ----------------

                         Commission File Number 0-11488



                               PENFORD CORPORATION
                        SAVINGS AND STOCK OWNERSHIP PLAN
--------------------------------------------------------------------------------
                            (Full title of the plan)



                               PENFORD CORPORATION
                            7094 SOUTH REVERE PARKWAY
                            ENGLEWOOD, COLORADO 80112
--------------------------------------------------------------------------------
                     (Name of issuer and address of issuer's
                           principal executive office)

                               Penford Corporation
                        Savings and Stock Ownership Plan

            Index to Financial Statements and Supplemental Schedules

                           Year Ended August 31, 2003


Report of Independent Auditors....................................................................................3

Audited Financial Statements:

      Statements of Net Assets Available for Benefits.............................................................4
      Statement of Changes in Net Assets Available for Benefits...................................................5
      Notes to Financial Statements...............................................................................6

Supplemental Schedules:

      Schedule G, Part III - Schedule of Nonexempt Transactions..................................................12
      Schedule H, Line 4(i) - Schedule of Assets (Held At End of Year)...........................................13
      Schedule H, Line 4(j) - Schedule of Reportable Transactions................................................14

Signatures.......................................................................................................15

Exhibit No. 23:  Consent of Ernst & Young LLP, Independent Auditors..............................................16

                         Report of Independent Auditors


Administrative Committee
Penford Corporation Savings and Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Penford Corporation Savings and Stock Ownership Plan as of August 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended August 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at August 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended August 31, 2003, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of August 31, 2003, nonexempt transactions and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                   /s/ Ernst & Young LLP
                                                   -----------------------------
                                                   ERNST & YOUNG LLP


Denver, Colorado
February 23, 2004.

              Penford Corporation Savings and Stock Ownership Plan

                 Statements of Net Assets Available for Benefits


                                                       AUGUST 31,
                                                2003                 2002
                                           ---------------     ---------------
ASSETS
Investments, at fair value:
   Common trust funds                      $    16,939,001     $    13,898,271
   Common stock                                 11,983,031          10,633,323
   Participant loans                               326,625             294,916
                                           ---------------     ---------------
                                                29,248,657          24,826,510
Receivables:
   Due from broker for securities sold             182,231               3,562
   Accrued interest and dividends                   34,387              36,511
                                           ---------------     ---------------
                                                   216,618              40,073
                                           ---------------     ---------------
Total assets                                    29,465,275          24,866,583

LIABILITIES
Accrued expenses                                    58,115               9,306
                                           ---------------     ---------------
Net assets available for benefits          $    29,407,160     $    24,857,277
                                           ===============     ===============


See accompanying notes.

              Penford Corporation Savings and Stock Ownership Plan

            Statement of Changes in Net Assets Available for Benefits

                           Year Ended August 31, 2003

ADDITIONS
Investment income:
   Net appreciation in fair value of investments       $     3,813,794
   Interest and dividends                                      180,369
                                                       ---------------
                                                             3,994,163
Contributions:
   Employer, net of forfeitures                                713,335
   Participants                                              1,559,482
                                                       ---------------
                                                             2,272,817
                                                       ---------------
Total additions                                              6,266,980
                                                       ---------------

DEDUCTIONS
Benefits paid to participants                                1,492,956
Administrative expenses                                        224,141
                                                       ---------------
Total deductions                                             1,717,097
                                                       ---------------
Net increase                                                 4,549,883

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                                           24,857,277
                                                       ---------------
End of year                                            $    29,407,160
                                                       ===============


See accompanying notes.

              Penford Corporation Savings and Stock Ownership Plan

                          Notes to Financial Statements

1. DESCRIPTION OF THE PLAN

The following description of the Penford Corporation Savings and Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the actual Plan document or the Summary Plan Description for a more complete description of the Plan's provisions. Copies are available from the Plan's Administrative Committee.

GENERAL

The Plan is a defined-contribution plan available to all U.S. employees, including part-time employees, who have worked a specified period of time for Penford Corporation (the Company). Employees who have completed one month of service with the Company are eligible to participate in the Plan. The Plan was created effective September 1, 1984. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Effective September 1, 2001, participants may contribute a maximum of 16% of their eligible annual compensation. Participants may elect to invest their contribution in any of the Plan's fund options, with the exception of the Penwest Pharmaceuticals Co. (PPCO) Stock Fund. Following the initial investment in the PPCO Stock Fund on September 1, 1998, which was a result of the tax-free distribution of the Company's pharmaceuticals subsidiary, Penwest Pharmaceuticals Co., no additional investments are allowed to this fund. At any time, but limited to once per month, participants have the opportunity to change their investment option previously elected.

The Plan provides a 100% match on the first 3% of salary deferrals and a 50% match on the next 3% up to a maximum of 6% of the employee's compensation. The match dollars are invested in the funds to which the participant directs his contributions. The Company may also make annual discretionary profit-sharing contributions to the Plan. Profit-sharing contributions are allocated based on participant compensation. There were no profit-sharing contributions paid to the Plan for fiscal year 2003.

Forfeitures are used to reduce employer contributions to the Plan for the next Plan year. In September 2002, $73,282 was applied to reduce employer contributions. As of August 31, 2003, the Plan had $16,598 in forfeitures available to offset future employer contributions.

              Penford Corporation Savings and Stock Ownership Plan

                          Notes to Financial Statements


1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Individual accounts are maintained for all Plan participants. These accounts reflect participants' contributions and related Company matching and profit-sharing contributions to the Plan as well as allocations of earnings or losses on the Plan's investments. Allocations of Plan earnings are based on each participant's account balance.

VESTING

Participants are immediately vested in their contributions, plus actual earnings thereon. Participants in the employ of the Company on or after September 1, 2001 are immediately vested in employer matching contributions, plus actual earnings thereon. Participants who terminated employment prior to September 1, 2001 were subject to the previous vesting schedule of 20% vesting each year over a five-year period with respect to employer matching contributions. All employer profit sharing contributions are also subject to a vesting schedule of 20% per year over a five-year period.

PAYMENT OF BENEFITS

Distributions to terminated participants for vested account balances are made in cash, unless elected to be made in Penford Corporation common stock, as soon as practicable after termination. Participants are eligible for distribution of 100% of their vested account balance, including both participant and employer contributions, as soon as practicable after their normal or postponed retirement date, at death, or at total disability, as defined by the Plan document. Participants with a vested balance of $5,000 or more may elect to maintain their account balance in the Plan until otherwise required to receive a distribution.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan's Administrative Committee. Principal and interest are paid ratably through payroll deductions.

              Penford Corporation Savings and Stock Ownership Plan

                          Notes to Financial Statements


1. DESCRIPTION OF THE PLAN (CONTINUED)

PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accounting records of the Plan are maintained on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Assets of the Plan are invested in nine funds, including seven common trust funds and two common stock funds. The common stock funds are comprised of the Company's common stock and the common stock of PPCO to the extent participants received PPCO shares in connection with the spin-off of PPCO in 1998. The unit value of each common trust fund is stated at fair value, determined on a daily basis by reference to the market values of the underlying assets.

Investments in common stock are stated at fair value based on closing market prices on the last business day of the year.

Participant loans are recorded at their outstanding balances, which approximate fair value.

Purchases and sales of investments are recorded on the trade dates. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain amounts from the prior year have been reclassified to conform to the current year presentation.

              Penford Corporation Savings and Stock Ownership Plan

                          Notes to Financial Statements


2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EXPENSES

The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the Plan document. Expenses paid or accrued by the Plan for 2003 were $224,141.

RISKS AND UNCERTAINTIES

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in interest rates, market values and credit ratings in the near term could materially affect the value of participants' account balances, and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3. INVESTMENTS

Individual investments whose fair value was in excess of 5% of Plan net assets at year-end were as follows:

                                                             AUGUST 31,
                                                      2003                 2002
                                                 --------------       --------------
Penford Corporation common stock*                $    6,469,708       $    7,296,070
Penwest Pharmaceuticals Co. common stock*             5,513,323            3,337,253
Frank Russell Trust Company:
   Commingled Employee Benefit Funds Trust
       Short-Term Investment Fund                     4,375,302            3,572,038
   Commingled Employee Benefit Funds Trust
       Global Aggressive Balanced Fund                5,995,952            5,461,607
   Commingled Employee Benefit Funds Trust
       Tactical Asset Allocation Fund                 2,633,387            2,151,459
   Commingled Employee Benefit Funds Trust
       Global Equity Fund
                                                      2,661,759            2,035,331


* Includes nonparticipant-directed investments. See Note 4 for further detail.

              Penford Corporation Savings and Stock Ownership Plan

                          Notes to Financial Statements


3. INVESTMENTS (CONTINUED)

During the year ended August 31, 2003, the Plan's investments (including investments bought and sold, as well as held, during the year) appreciated in fair value as determined by quoted market prices as follows:

                                                           NET REALIZED
                                                          AND UNREALIZED
                                                           APPRECIATION
                                                          IN FAIR VALUE
                                                          OF INVESTMENTS
                                                          ---------------
Common trust funds                                        $     1,509,026
Common stock                                                    2,304,768
                                                          ---------------
                                                          $     3,813,794
                                                          ===============

4. NONPARTICIPANT-DIRECTED INVESTMENTS

The Penford Corporation Stock Fund and the PPCO Stock Fund both contain amounts, representing assets held under the ESOP portion of the Plan, which are subject to certain ESOP diversification rules, and therefore, may be restricted with regard to participant investment direction. Accordingly, we are considering the Penford Corporation Stock and PPCO stock funds held in the ESOP portion of the Plan to be nonparticipant directed. Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investments is as follows:

                                                              AUGUST 31
                                                      2003                  2002
                                                  --------------       --------------
Investments, at fair value:
   Penford Corporation common stock               $    1,690,690       $    1,914,921
   Penwest Pharmaceuticals Co. common stock            1,300,731              762,841
                                                  --------------       --------------
                                                  $    2,991,421       $    2,677,762
                                                  ==============       ==============

              Penford Corporation Savings and Stock Ownership Plan

                          Notes to Financial Statements


4. NONPARTICIPANT-DIRECTED INVESTMENTS (CONTINUED)

                                                                    YEAR ENDED
                                                                  AUGUST 31, 2003
                                                                 -----------------
Changes in net assets:
   Net appreciation in fair value of investments                 $         496,747
   Interfund transfers                                                     (19,741)
   Benefits paid to participants                                          (163,347)
                                                                 -----------------
                                                                 $         313,659
                                                                 =================


5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 1, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

              Penford Corporation Savings and Stock Ownership Plan

            Schedule G, Part III--Schedule of Nonexempt Transactions

                        EIN: 91-1221360 Plan Number: 003

                       For the Year Ended August 31, 2003


                                (b)                                                                            (i)         (j)
      (a)                 RELATIONSHIP TO                                                           (h)      CURRENT    NET GAIN
   IDENTITY OF          PLAN, EMPLOYER, OR                           (c)                          COST OF    VALUE OF    (REPAID
 PARTY INVOLVED       OTHER PARTY-IN-INTEREST            DESCRIPTION OF TRANSACTIONS               ASSET      ASSET     INTEREST)
-------------------   ------------------------   -----------------------------------------------  --------   --------   ---------
Penford Corporation   Employer/Plan Sponsor      Forfeitures available under the Plan             $ 43,227   $ 43,312   $      85
                                                 were inadvertently dispersed to the plan
                                                 sponsor on September 12, 2002, resulting in
                                                 a prohibited transaction.  The prohibited
                                                 transaction was remedied on October 4, 2002,
                                                 when the final repayment, including $85 in lost
                                                 interest, was made to the Plan.

              Penford Corporation Savings and Stock Ownership Plan

         Schedule H, Line 4(i)--Schedule of Assets (Held At End of Year)

                        EIN: 91-1221360 Plan Number: 003

                                 August 31, 2003


                                                         (c)
                   (b)                   DESCRIPTION OF INVESTMENT INCLUDING
       IDENTITY OF ISSUE, BORROWER,      MATURITY RATE, RATE OF INTEREST, PAR,     (d)                    (e)
(a)     LESSOR, OR SIMILAR PARTY                   OR MATURITY VALUE               COST              CURRENT VALUE
---   ------------------------------     -------------------------------------  -----------          -------------
      COMMON TRUST FUNDS

  *     Frank Russell Trust Company       4,375,302 units of the Commingled                          $   4,375,302
                                          Employee Benefit Funds Trust

                                          Short-Term Investment Fund                   (1)

  *     Frank Russell Trust Company       263,558 units of the Commingled                                5,995,952
                                          Employee Benefit Funds Trust
                                          Global Aggressive Balanced Fund              (1)

  *     Frank Russell Trust Company       21,063 units of the Commingled                                   563,437
                                          Employee Benefit Funds Trust Growth
                                          Fund                                         (1)

  *     Frank Russell Trust Company       29,628 units of the Commingled                                   615,070
                                          Employee Benefit Funds Trust Small
                                          Capitalization Fund                          (1)

  *     Frank Russell Trust Company       4,752 units of the Commingled                                     94,094
                                          Employee Benefit Funds Trust All
                                          International Fund                           (1)

  *     Frank Russell Trust Company       93,283 units of the Commingled                                 2,633,387
                                          Employee Benefit Funds Trust
                                          Tactical Asset Allocation Fund               (1)

  *     Frank Russell Trust Company       92,809 units of the Commingled                                 2,661,759
                                          Employee Benefit Funds Trust Global
                                          Equity Fund                                  (1)
                                                                                                     -------------
                                                                                                        16,939,001

      COMMON STOCK

  *     Penford Corporation               482,454 common shares                 $6,300,857               6,469,708

  *     Penwest Pharmaceuticals Co.       251,980 common shares                  2,126,929               5,513,323
                                                                                                     -------------
                                                                                                        11,983,031
                                                                                                           326,625

  *   PARTICIPANT LOANS                   Interest rates range from 5.25% to
                                             10.50% maturing through 2018
                                                                                                     -------------
                                                                                                     $  29,248,657
                                                                                                     =============


* Denotes party-in-interest to the Plan.

(1) Cost information is omitted as investments are participant directed.

              Penford Corporation Savings and Stock Ownership Plan

           Schedule H, Line 4(j)--Schedule of Reportable Transactions

                        EIN: 91-1221360 Plan Number: 003

                       For the Year Ended August 31, 2003


                                                                                                               (h)
                                                                                                             CURRENT
                                                                                                             VALUE OF
            (a)                                                            (c)         (d)         (g)       ASSET ON      (i)
 IDENTITY OF PARTY INVOLVED                       (b)                   PURCHASE     SELLING     COST OF    TRANSACTION  NET GAIN
  AND DESCRIPTION OF ASSET            DESCRIPTION OF TRANSACTION          PRICE       PRICE       ASSETS       DATE      OR (LOSS)
----------------------------        --------------------------------   -----------  ----------  ----------  -----------  ---------
Category (iii) - A series of transactions in excess of 5% of Plan assets.

Frank Russell Trust Company         Penford Corporation common stock   $ 1,807,639  $       --  $1,807,639  $ 1,807,639  $      --

Frank Russell Trust Company         Penford Corporation common stock            --   2,322,231   2,375,824    2,322,231    (53,593)


There were no Category (i), (ii), or (iv) reportable transactions during the year ended August 31, 2003. Columns (e) and (f) have not been presented, as this information is not applicable.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            Penford Corporation Savings and
                                            Stock Ownership Plan

February 26, 2004                           By: /s/ Steven O. Cordier
                                                --------------------------------
                                                Steven O. Cordier
                                                Penford Corporation

                                                Vice President and Chief
                                                  Financial Officer

                               Index to Exhibits


Exhibit
Number            Description
-------           -----------
EX-23             Consent of Independent Auditors.